UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SOLARCITY CORPORATION
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

83416T100
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G

CUSIP No.: 83416T100	Page 2 of 9 Pages

1.	Names of Reporting Persons. SRS Investment Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	8,500,000
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	8,500,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.7%
12.	Type of Reporting Person: IA, OO

SCHEDULE 13G

CUSIP No.: 83416T100	Page 3 of 9 Pages

1.	Names of Reporting Persons. Karthik R. Sarma
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	8,500,000
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	8,500,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.7%
12.	Type of Reporting Person: IN, HC

Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

SolarCity Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3055 Clearview Way, San Mateo, California 94402

Item 2(a).	Name of Person Filing:

This Statement is being filed by SRS Investment Management, LLC, a Delaware limited liability company (the “Investment Manager”), and Karthik R. Sarma, the Managing Member of the Investment Manager (“Mr. Sarma”; and, together with the Investment Manager, the “Reporting Persons”).

This Statement relates to the Shares (as defined herein) held for the accounts of SRS Partners US, LP, a Delaware limited partnership (the “Domestic Fund”), SRS Partners Master Fund LP, a Cayman Islands exempted limited partnership (the “Offshore Fund”), SRS Long Opportunities Master Fund LP, a Cayman Islands exempted limited partnership (the “Long Fund”), and SRS Special Opportunities III, LP, a Cayman Islands exempted limited partnership (“SPV III” and, together with the Domestic Fund,  the Offshore Fund, and the Long Fund, the “Funds”).  Investment Manager serves as investment manager to the Funds.  Mr. Sarma is the managing member and sole control person over Investment Manager.  In such capacities, Mr. Sarma and the Investment Manager may be deemed to have voting and dispositive power with respect to the Shares held for the Funds.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each of the Reporting Persons is 1 Bryant Park, 39th Floor, New York, NY 10036.

Item 2(c).	Citizenship:

The Investment Manager is a Delaware limited liability company.  Mr. Sarma is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

83416T100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Page 5 of 9 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

As of December 31, 2015, each of the Reporting Persons may be deemed the beneficial owner of 8,500,000 Shares. This amount consists of 3,611,143 Shares held for the account of the Domestic Fund, 3,034,115 Shares held for the account of the Offshore Fund, 754,742 Shares held for the account of the Long Fund and 1,100,000 Shares held for the account of SPV III.

Item 4(b)	Percent of Class:

As of December 31, 2015, each of the Reporting Persons may be deemed the beneficial owner of approximately 8.7% of Shares outstanding. (Based upon information in the Issuer’s Form 10-K, filed February 10, 2016, there were approximately 97,864,000 Shares outstanding as of December 31, 2015.)

Item 4(c)	Number of Shares of which such person has:

Investment Manager and Mr. Sarma:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	8,500,000
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	8,500,000

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  Certain funds listed in Item 2(a) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

Page 6 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SRS INVESTMENT MANAGEMENT, LLC

By:	/s/ David B. Zales
Name:	David B. Zales
Title:	General Counsel

KARTHIK R. SARMA

/s/ Karthik R. Sarma

February 16, 2016

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of SolarCity Corporation, dated as of February 16, 2016 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

SRS INVESTMENT MANAGEMENT, LLC

By:	/s/ David B. Zales
Name:	David B. Zales
Title:	General Counsel

KARTHIK R. SARMA

/s/ Karthik R. Sarma

February 16, 2016